SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

Announcement  |  Lisbon  |  8 January 2015

Appointment of External Auditor

Portugal Telecom, SGPS, S.A. (“PT SGPS” or “Company”) hereby informs that, by letter dated 18 December 2014, Deloitte & Associados, SROC, SA (“Deloitte”) submitted its resignation as External Auditor of the Company, for the financial year of 2014. Following the decision taken in October 2014 by Oi group to appoint another auditor for PT Portugal, SGPS, S.A. (“PT Portugal”) and its relevant Portuguese subsidiaries, Deloitte began to directly audit a small part of the assets and income of consolidated PT SGPS. Therefore, Deloitte realized that does not have technical conditions to continue to take responsibility for certifying the 2014 consolidated accounts of PT SGPS.

Following the technical reasons explained above, the Audit Committee asked KPMG & Associados - SROC, SA (“KPMG”), current external auditors of PT Portugal and its relevant Portuguese subsidiaries, and also of Grupo Oi, to submit a proposal for an integrated audit of the financial statements of PT SGPS for the 2014 year, to be included in Form 20-F to be submitted with the US SEC, and the related individual and consolidated statutory financial statements. This proposal, dated 5 January 2015, was approved by the Audit Committee on 7 January and announced to the Board of Directors on the same date, was today communicated to KPMG, ceasing the functions of Deloitte as External Auditor at PT SGPS as from today.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.